November 14, 2005

Via Facsimile ((404) 253-8253) and U.S. Mail

Paul J. Nozick, Esq.
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA  30509

Re:	National Housing Partnership Realty Fund Two
    Amended Schedule 13E-3
    File No. 005-54057
    Filed November 1, 2005

    Revised Preliminary Proxy Statement on Schedule 14A
    Filed November 1, 2005
	File No. 000-14458

Dear Mr. Nozick:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Summary
1. Please disclose the substance of your response to comments 8 and
9.


The Amendment, page 31
2. We note that the amendment to section 5.3(b) of the partnership agreement adds a new clause (i) and the last sentence of the section.
Please highlight the changes. Also, explain in the proxy statement why the last sentence of the new section is necessary and what effect it may have with respect to any other properties that the partnership currently owns or will own in the future.

Closing
      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact me at (202) 551-3619 with any questions.
You
may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
Acquisitions
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Paul J. Nozick, Esq.
Alston & Bird LLP
November 14, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE